NEWS RELEASE

CONTACT:	Gary S. Maier

Maier & Company, Inc.

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2014 FIRST QUARTER RESULTS

HONG KONG —July 29, 2013 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal 2014 first quarter ended June 30, 2013, reflecting increased sales and profitability, and a continued strong balance sheet.

Net sales for the fiscal first quarter increased 11 percent to $5.87 million from $5.27 million a year earlier. Net income for the same period increased 16.3 percent to $150,000, or $0.04 per diluted share, from $129,000, or $0.03 per diluted share, last year.

“Results for the quarter were encouraging. Despite weakness in global markets, as well as a slowing Chinese economy, we managed to increase sales. In addition, even with expenses incurred related to the development of an assembly operation in Myanmar and inflationary pressures in China, operational costs remained substantially unchanged. We are optimistic that the new fiscal year is off to an excellent beginning and look forward to benefiting from our emerging presence in Myanmar to complement our operations in China, as well as potential synergistic new business opportunities,” said Roland Kohl chairman, president and chief executive officer of Highway Holdings.

Gross profit as a percentage of sales for the 2014 fiscal first quarter was 21.3 percent compared with 21.6 percent in the same period a year ago.

Selling, general and administrative expense for the 2014 fiscal first quarter slightly increased by $110,000 compared with same quarter last year -- primarily due to the increased staff of engineers and technicians to manage more sophisticated production techniques, as well as additional expenses related to the Myanmar and higher employee salaries in China, as noted above.

Kohl highlighted the company’s solid financial position, with cash, cash equivalents and restricted cash of $5.3 million -- exceeding the combined short- and long-term liabilities by $1.75 million. At June 30, 2013 the company had working capital of $10.4 million. Kohl noted, however, that approximately $1.4 million is on deposit with the Chinese Customs Department as security for certain payments related to the company’s import contracts for raw materials. These deposits, included in “Prepaid expenses and other current assets” on the balance sheet, are expected to increase by approximately $500,000 in the near future. All deposits are expected to be released to the company for its working capital purposes during the next year. Until the deposits are released, the company will not have access to these funds.

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Highway Holdings Ltd.

Total shareholders’ equity at June 30, 2013 was $12.18 million compared with $12.01 million as of March 31, 2013. The company’s current ratio was 3.98:1 at June 30, 2013 compared with 4.01:1 at June 30, 2012.

 About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended
	June 30
	2013	2012
Net sales	$5,872	$5,272
Cost of sales	4,622	4,135
Gross profit	1,250	1,137
Selling, general and administrative expenses	1,025	915
Operating income	225	222

Non-operating income( expense) :
Interest expense	(1)	(2)
Exchange gain (loss), net	3	(75)
Interest income	4	1
Other income	0	46
Total non-operating income (expenses)	6	(30)

Net income before income tax and non-controlling interests	231	192
Income taxes	(81)	(63)
Net income	150	129

Loss attributable to non-controlling interests	0	0

Net income attributable to Highway Holdings Limited	$150	$129
Shareholders

Net income per share – basic and diluted	$0.04	$0.03

Weighted average number of shares outstanding:
Basic	3,779	3,777
Diluted	3,781	3,788

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	June 30	March 31
	2013	2013
Current assets:
Cash and cash equivalents	$4,646	$4,634
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	3,423	3,958
Inventories	3,155	2,957
Prepaid expenses and other current assets	1,979	1,224
Total current assets	13,846	13,416

Property, plant and equipment, net	1,647	1,769
Loan	227	167
Total assets	$15,720	$15,352

Current liabilities:
Accounts payable	$1,867	$1,515
Long-term loans – current portion	45	112
Other liabilities and accrued expenses	1,346	1,386
Dividend payable	0	114
Income tax payable	224	158
Total current liabilities	3,482	3,285

Deferred income taxes	59	59
Long-term loans – net of current portion	-	-
Total liabilities	3,541	3,344

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	778	628
Accumulated other comprehensive income	37	16
Treasury shares, at cost – 5,049 shares as of March 31, 2013; and on June 30, 2013	(14)	(14)
Total shareholders' equity	12,179	12,008

Total liabilities and shareholders' equity	$15,720	$15,352